Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hang Obi, Inc.
22 King Street Apt 22
New York, NY 10014
https://hangobi.com/

Up to $1,069,999.83 in Common Stock at $2.67
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hang Obi, Inc.
Address: 22 King Street Apt 22, New York, NY 10014
State of Incorporation: DE
Date Incorporated: December 14, 2020

Terms:

Equity

Offering Minimum: $9,999.15 | 3,745 shares of Common Stock
Offering Maximum: $1,069,999.83 | 400,749 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.67
Minimum Investment Amount (per investor): $296.37

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Previous Backer Bonus:

For any previous backers or investors in Hangobi, when you invest in this live offering you will receive an additional 5% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

Tier 1 | $650+

Invitation to Hangobi investor LinkedIn community and 20% off discount code to Hangobi.com.

Tier 2 | $1,300+

Receive 3% bonus shares, an invitation to Hangobi investor LinkedIn community, and a 20% off discount code to Hangobi.com.

Tier 3 | $5,000+

Receive 5% bonus shares, an invitation to Hangobi investor LinkedIn community, and a 25% off discount code to Hangobi.com.

Tier 4 | $10,000+

Receive 7% bonus shares, an invitation to Hangobi investor LinkedIn community, a 25% off discount code to Hangobi.com, one free T-shirt, and an hour with the founder.

Tier 5 | $25,000+

Receive 10% bonus shares, an invitation to Hangobi investor LinkedIn community, a 25% off discount code to Hangobi.com, one free T-shirt, and an hour with the founder.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hangobi will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.67 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $267. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hang Obi, Inc. ("HANGOBI by Hang Obi, Inc." or the "Company") is a C-Corporation organized under the laws of the state of Delaware.

Overview

We are a daily multivitamin in a can that tastes delicious, designed, and built to be consumed daily.

We operate in the overall ready-to-drink (canned with a 15-month shelf life, "RTD") beverage industry, within the "functional beverage" (drinks that have a health benefit) sub-category.

We have six beneficial plant-based ingredients in each can (versus an industry standard of one beneficial ingredient), that allow for balanced recovery and consistency.

Our brand is focused on convenient, transparent, and reliable nutrition by picking top, market-leading ingredients across adaptogens, amino acids, antioxidants, anti-inflammatories, and vitamin B complex (7 B-vitamins at 100% daily value).

We believe we are redefining daily health, making it simple and delicious.

We are designed to keep you performing your best, by giving your body the best ingredients.

Business Model

We sell physical beverages (12oz slim can) in 12 packs (cases) through our website, Amazon, and in retail.

We advertise through paid social media, user-generated content (daily posts), and the curation of a large community.

We drive online sales through partnerships, paid advertising spend, media postings, and company content creation.

We drive retail sales by partnering with sales brokers to help sell Hangobi into both independent locations, recognizable branded retail locations, and distributors. Additionally, our retail sales effort is supported by strong digital advertising to constantly drive brand awareness and retarget any retail customers that look up our brand in the store.

We plan to develop our business as an 80/20 retail/online split, with a focus on disrupting retail with our distinctive brand and differentiated product formulation.

Intellectual Property

We have a proprietary formula responsible for the makeup of our beverages and the high quality recovery that we present to our consumers, which protects our Company IP. "HANGOBI" is a trademark owned by Hang Obi, Inc. All IP is owned by the Company.

Competitors and Industry

Industry

We compete in the “better for you” functional beverage category and are positioned to be the disruptive leader to older and stale products like Pedialyte and LifeAid, while competing to displace current leading electrolyte, adaptogen, and vitamin B focused recovery beverages.

We offer a delicious tasting beverage with 6 plant-based ingredients (vs 1 at most of our competitors) that together act as a daily multivitamin to drive consistent recovery (1) after a workout, (2) during or after a long day of work, or (3) during or after social activity.

We have a leading flavor profile that is subtle and more complex than our competitors - built with three different primary components:

- Essential: ginger, turmeric, cardamom

- Wake: lemon, cayenne, blood orange

- Calm: tart cherry, elderberry, chamomile

We built our flavors off of need states or moods to help our consumers manage the different types of recovery they are searching for:

- Essential: clarity & balance

- Wake: energy & focus

- Calm: relaxation & stress relief

We have a recognizable, distinct brand name ("HANGOBI") without any keyword confusion, a representative color for each flavor (Essential: white/gray, Wake: yellow, Calm: dark blue), and a community of dedicated and returning customers that recognize the need for our delicious tasting daily multivitamin in a can.

Competitors

Our primary competitors include recovery focused beverages LifeAid, Pedialyte, Electrolit, Gatorlyte, Yerba Mate, Recess, Elements of Balance, and Heywell.

Our secondary competitors include more nutrition-forward beverages Vybes, Kin Euphorics, Genius Juice, Remedy Organics, coconut water (VitaCoco), Naked, OWYN, Soylent, kombucha (Health-Ade Kombucha), and Hilo, among other similar alternatives.

These competitors exist within the "functional beverage" marketplace and are focused on bringing enhanced performance to their customers. They all sell beverages and promote certain health characteristics within their beverage products. These competitors sit next to us on the shelf in our retail locations and often advertise along side us online in our DTC business. These competitors sell their products in a variety of different volume sizes.

Current Stage and Roadmap

Current Stage

We launched our business in late February 2022, with March 2022 representing our first official month.

In the ~6 months since launch, we have sold a total of $50.9k+ in overall revenue composed of $43.4k+ in online revenue, $6.0k+ in New York City ("NYC") retail revenue, and $1.5k in event revenue.

We have built up a strong social media following and digital brand presence with 14k+ followers on Instagram, videos with 50k+ views, and an active initiative to post across YouTube, LinkedIn, TikTok, Instagram, and print media to ensure our brand stays top of mind for consumers purchasing both online and in store.

Future Roadmap

We are now in 121+ independent stores in NYC (9/2/22) with the goal of being at ~150 locations by end of September 2022.

We are now hitting our stride and growing our retail footprint rapidly by (1) building out our small chain and independent retailers in NY to 250+ by Fall 2022 and (2) are in deep discussions with branded retailers and national distributors that will establish our "retail sales infrastructure" for accelerated sales late into Q4 2022.

In ecommerce, we continue to build our customer base through (1) highly engaging user generated content ("UGC"), (2) strategic and targeted ad campaigns at motivated online customers, and (3) elevated posting activity that drives consistent follower activity (videos with 50k+ views). Additionally, our ecommerce engine will help drive strong brand recognition within our select retailers (via retargeting ads from customers looking up our product) - a key element to maintaining consistent reorder rates.

The Team

Officers and Directors

Name: Conrad Oberbeck

Conrad Oberbeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Chief Executive Officer
  Dates of Service: December 14, 2020 - Present
  Responsibilities: Responsible for day to day operations of the business, including managing fundraising, sales, operations, finance, and growth of the enterprise. Conrad does not receive a compensation.

- **Position:** President
  Dates of Service: December 14, 2020 - Present
  Responsibilities: Maintains general supervision, direction, and control of the business and other officers of the corporation.

- **Position:** Secretary
  Dates of Service: December 14, 2020 - Present
  Responsibilities: Keeps a book of minutes of all meetings and actions of directors, committees of directors, and stockholders.

- **Position:** Director
  Dates of Service: December 14, 2020 - Present
  Responsibilities: Board Member

Name: John Eric Oberbeck

John Eric Oberbeck's current primary role is with Maker Creative. John Eric Oberbeck currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Chief Marketing Officer
  Dates of Service: June 15, 2021 - Present

Responsibilities: Responsible for managing the brand, marketing materials, and overall vision for the growth of our brand presence in the marketplace. John Eric does not receive compensation.

- **Position:** Director
  Dates of Service: December 14, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Maker Creative
  Title: Creative Strategist
  Dates of Service: September 17, 2012 - Present
  Responsibilities: Building young brands into lasting businesses through strategic big ideas rooted in human truths.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have

agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hang Obi, Inc. was formed on December 14, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hang Obi, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hangobi Beverages is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bold Counselor Ventures	3,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,749 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 3,000,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Notes

The security will convert into Safe preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $620,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Notes.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE I Note
  Final amount sold: $520,000.00
  Use of proceeds: Start-up business costs including, research & development, legal formation, operations to launch our product, marketing costs to advertise our product, services costs to manage and ship our product to customers.
  Date: May 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE II Note
  Final amount sold: $100,000.00
  Use of proceeds: Start up business costs including, research & development, legal formation, operations to launch our product, marketing costs to advertise our product, services costs to manage and ship our product to customers.
  Date: August 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Initial ownership grant to owning entity Bold Counselor Ventures ("BCV").
  Date: November 02, 2021
  Offering exemption relied upon: Initial subscription agreement related to creation of the entity Hang Obi Inc.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for the fiscal year 2021 was $0, flat from the compared to fiscal year 2020 revenue of $0. The Business did not have any business operations in 2020. The Company began commercially selling its products in February 2022.

Cost of Sales

The Company procured an inventory value of $152,549 after initial Research & Development spending to formulate the product. The Company held this inventory until sales began in February 2022.

Expenses

The Business began pre-revenue expenses in 2021 resulting in $115,767 expenses, with the payment for Research & Development, particularly the formulation of the company's beverages and the payment of inventory, standing as the primary expenses of 2021. On top of those primary product creation and procurement expenses, the Company paid operating consulting fees to manage the day to day working requirements. There were no expenses in 2020.

Historical results and cash flows:

The Company is currently in the growth stage and has generated revenue since the financial statement review. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the business was founded in 2021, so there are no financial data for 2020, and the business launched sales activity in February 2022 (see financial reports for current YTD performance), so there will be no revenue in 2021. Past cash was primarily generated through equity investments because we were pre-revenue in 2021, but have generated revenue since our sales launch in February 2022. Our goal is to sell through our current inventory in Q3 and Q4 2022, use raised funds to invest in additional inventory, and target a Seed Round in the Summer of 2022.

The Company's historical cash flows are not representative of what is to be expected in the future because the Company did not launch sales in 2021, and therefore there was no revenue. In 2022, as indicative of our financial performance through June 2022, we believe we are well positioned to grow quickly in both retail and online. Further, we have revised our cost structure to reflect our current business focus, with the majority of our opportunity being in stores, with an already successful online launch.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2022, the Company has capital resources available in the form of $125k cash on hand while actively pursuing the different debt (line of credit) and equity (SAFE Note and crowdfunding) financial sources, beyond our generated profit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to the financial viability of the business but are essential to our expansive growth efforts in our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of ~$30,000 or expenses related to retail sales brokers, operations / digital marketing / financial consulting, digital marketing and influencer spend, and retail focused growth initiatives.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 of months. This is based on a current monthly burn rate of $30K or expenses related to retail sales brokers, operations / digital marketing /

financial consulting, digital marketing and influencer spend, retail growth initiatives, and company payroll.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a concurrent SAFE Note offering that has provided the initial start-up funding for the business.

Indebtedness

- **Creditor:** SAFE (I+II) Notes (convertible equity security, there is no maturity to this debt)
  Amount Owed: $620,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Chris Oberbeck
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $200,000
  Material Terms: SAFE I Note Investment

- **Name of Entity:** Elizabeth Birkelund
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $100,000
  Material Terms: SAFE I Note investment

- **Name of Entity:** Christian Oberbeck
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $25,000
  Material Terms: SAFE I Note Investment

- **Name of Entity:** August Oberbeck
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $25,000
  Material Terms: SAFE I Note Investment

- **Name of Entity:** John Eric Oberbeck
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $75,000

Material Terms: SAFE Note I & II Investment

- **Name of Entity:** Conrad Oberbeck
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $145,000
  Material Terms: SAFE I Note Investment

Valuation

Pre-Money Valuation: $8,010,000.00

Valuation Details:

Valuation Rationale: We arrived at our Form C valuation of $8,010,000 through a variety of internal and external valuation methodologies. We are confident that the chosen valuation is reasonable for investors as they participate in a company that has demonstrated market traction through (1) an established revenue profile of $51k+ in ~ 6 months, (2) strong new customer growth and high reorder rates online (44% over the last 90 days), (3) rapid retail growth with 121+ locations and high reorder rates per location, and (4) clear potential to grow into a meaningful competitor in the $49.9B US functional beverage marketplace.

Reasonable Basis:

We are confident that we are introducing one of the first all-in-one "daily multivitamins" all in one single, tasty can that has an amazing flavor and overall experience.

Over the past ~ 6 months, we have built a fast-growing and formidable business with $51k+ in overall revenue, demonstrative traction online (14k+ social media followers (with videos over 50k+ views), $43.4k sales on Shopify and Amazon, 44%+ reorder rate over the past 90 days) and a growing retail footprint in New York City with 121+ locations and a September 2022 month-end target of 150 locations, including reputable chains like Westside Market, Brooklyn Harvest, and City Acres, among others.

Further, we are in discussions with branded retailers and distributors with the goal of establishing our retail sales infrastructure by Q4 2022 so that we can pursue and service larger stores.

We have gained all this traction without the launch of our much desired, third flavor "Calm", which was released to the market on August 16th, 2022. We anticipate the launch of this flavor to drive a high reorder rate from existing customers and unlock our "variety pack" which has been unavailable until Calm was ready. Additionally, from a retail perspective, we can now have 3 "facings" or can displays that can protect our position on the shelf.

We were selected by AATAC (Asian American Trade Associations Council) as their functional beverage offering to their over 90,000 convenience store member locations in the U.S. We have already begun discussions with their distribution and retailer relationships.

Hangobi has made strategic and enterprise accelerating partnerships with professional athletes Rob Pannell (PLL), Foye Oluokun (NFL), Meredith Speck (NWSL), and a group of top performing UFC Competitors (Vanessa Demopoulos, Jalin Turner, Terrance McKinney, Chris Guttierez, Claudio Puelles, and Alex Perez). These partnerships help legitimize the nutritional quality of our Hangobi beverages, and give our consumers a clear reason to trust the products we have built.

We have built up a strong SEO and search engine presence that does not have any keyword confusion (we are the only Hangobi) and is filled with detailed articles from leading publications including BevNET, US Weekly, People Magazine, In Touch Magazine, Yahoo Finance, iHeart Radio, amongst other articulate articles covering our product merit and CEO backstory.

There is a strong movement toward functional, healthy alternative beverages, and we believe Hangobi could be the leader in that category (source). In 2021, the U.S. functional beverage market was estimated to be valued at $49.9 billion.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,999.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  5.0%
  We will use 5% of the funds raised for market and customer research, new

product development and market testing.

- *Inventory*
  29.5%
  We will use 29.5% of the funds raised to purchase inventory for the Company's 3 primary SKUs (Wake, Essential, Calm) in preparation for expansion into retailers (independents and national, branded retailers).

- *Company Employment*
  35.0%
  We will use 35% of the funds to hire key personnel for daily operations, including the following roles: Sales Directors, C-Suite Pay. Marketing Directors, Operations Roles, Brand Expansion and Growth Oriented hires. Wages to be commensurate with training, experience, and position.

- *Marketing*
  20.0%
  We will use 20% of the funds to support marketing efforts both to augment our strong online presence and social media campaigns, and also support our new distributor relationships with sales incentive packages and point of sale materials.

- *Working Capital*
  5.0%
  We will use 5% of the funds for working capital to cover expenses for the supply chain organization and disruptions as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hangobi.com/ (hangobi.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hangobi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hang Obi, Inc.

[See attached]

HANG OBI INC.

Financial Statements
Year Ended December 31, 2021 and 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Hang Obi Inc.
New York, New York

We have reviewed the accompanying financial statements of Hang Obi Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 5, 2022
Los Angeles, California

HANG OBI INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 103,390	$ -
Inventory	152,549	-
Total Current Assets	**255,939**	**-**
Total Assets	**$ 255,939**	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	1,705	-
Total Current Liabilities	**1,705**	**-**
Simple Agreement for Future Equity (SAFEs)	370,000	-
Total Liabilities	**371,705**	**-**
STOCKHOLDERS EQUITY		
Common Stock	30	-
Subscription Receivables	(30)	-
Retained Earnings/(Accumulated Deficit)	(115,767)	-
Total Stockholders' Equity	**(115,767)**	**-**
Total Liabilities and Stockholders' Equity	**$ 255,939**	**$ -**

See accompanying notes to financial statements.

HANG OBI INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	75,014	-
Research and Development	38,059	-
Sales and Marketing	2,693	-
Total operating expenses	115,767	-
Operating Income/(Loss)	(115,767)	-
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(115,767)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (115,767)**	**$ -**

See accompanying notes to financial statements.

HANG OBI INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Subscription Receivables	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Inception date - December 14, 2020		**$ -**		**$ -**	**$ -**
Net income/(loss)				-	-
Balance—December 31, 2020	-	-		$ -	**$ -**
Issuance of Stock	3,000,000	30	(30)		-
Net income/(loss)				(115,767)	(115,767)
Balance—December 31, 2021	**3,000,000**	**$ 30**	**$ (30)**	**$ (115,767)**	**$ (115,767)**

See accompanying notes to financial statements.

HANG OBI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(115,767)	$	-
Changes in operating assets and liabilities:				
Inventory		(152,549)		-
Credit Cards		1,705		-
Net cash provided/(used) by operating activities		**(266,610)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on SAFEs		370,000		-
Net cash provided/(used) by financing activities		**370,000**		**-**
Change in Cash		103,390		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**103,390**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hang Obi Inc. was incorporated on December 14, 2020, in the state of Delaware. The financial statements of Hang Obi Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Hangobi is an all-natural functional beverage designed for active lifestyles and hydration. With five core beneficial plant-based ingredients and a sixth plant-based "special ingredient" to accentuate the "need state" of each flavor, Hangobi welds together the experience of a healthy and delicious soft drink with the nutritional benefits of a daily multivitamin.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first out) method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hang Obi Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its an all-natural, plant-based sparkling, and tasty recovery beverages.

Cost of sales

Costs of goods sold include raw materials (ingredient costs, cans, tops of cans, sleeves for can design), production fees ("tolling fee" to run product at the facility), freight costs from production facility to 3PL warehouse.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $2,693 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 5, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	152,549	-
Total Inventory	**$ 152,549**	**$ -**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 3,000,000 shares and 0 Common Stock have been issued and are outstanding, respectively.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes I - VII	Fiscal Year 2021	$ 5,000,000	20%	$ 370,000	$ -
Total SAFE(s)				**$ 370,000**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock (Founder Equity is Common Stock).

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (31,836)	$ -
Valuation Allowance	31,836	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (31,836)	$ -
Valuation Allowance	31,836	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $115,767, and the Company had state net operating loss ("NOL") carryforwards of approximately $115,767. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During 2021, the Company issued six Simple Agreements for Future Equity ("SAFE") agreements in the aggregate amount of $320,000 to its shareholders August Oberbeck, Christian Oberbeck, Conrad Oberbeck and John Eric Oberbeck. The "Pre-Money Valuation Cap" is $5,000,000 and the discount rate is 80%.

During 2022, the Company issued two Simple Agreements for Future Equity ("SAFE") agreements in the aggregate amount of $100,000 to its shareholder, Christian Oberbeck. The "Pre-Money Valuation Cap" is $5,000,000 and the discount rate is 80%.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 5, 2022, which is the date the financial statements were available to be issued.

During 2022, the Company issued eleven Simple Agreements for Future Equity ("SAFE") agreements in the aggregate amount of $352,500. The "Pre-Money Valuation Cap" is $5,000,000 and thediscount rate is 80%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $115,767, an operating cash flow loss of $266,610, and liquid assets in cash of $103,390, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

HANGOBI by Hang Obi, Inc

Hangobi: your go-to, delicious, plant-based daily multivitamin in a can.


PLANT-BASED BEVERAGES
hangobi
FOR RECOVERY
NATURAL ENERGY + FOCUS
ALL-DAY RECOVERY
COOL YOUR MIND + BODY
WAKE
ESSENTIAL
CALM
RISE
REFRESH
RELAX

Website | New York, NY | FOOD & BEVERAGE

$0.00 raised

0 Investors	$8.01M Valuation
$2.67 Price per Share	$296.37 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Hangobi is a delicious daily multivitamin in a can. We are seeking to be your primary recovery solution for working out, in the office or socializing with your friends. We believe we are a fast-growing company with $50.9k+ in overall revenue since late February 2022. In our view, our strong performance is supported by an established online presence with a high reorder rate (44% last 90 days) and a rapid expansion of our retail footprint with over 114 independent stores in New York City since June 2022.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- By combining delicious natural flavor with a reliable and recognizable impact, Hangobi is one of the first all-in-one "daily multivitamins" in a can. Feeling good never tasted so good.
- We have strong traction online and exceptional retail trends. Online: 14k+ social media followers, videos with 50k+ views, $43.4k sales on Shopify and Amazon, 44%+ reorder rate over the last 90 days. Our physical presence: 121+ locations in NYC and counting since June 2022. Keynote partnerships projected in September 2022 will kickstart a high-velocity sell-through of our inventory in Q4 2022.
- The $49.9B functional beverage market is booming but fragmented (source). We believe Hangobi is positioned to capitalize on this by combining a robust brand presence with reliable retail relationships. We were selected by AATAC (Asian American Trade Associations Council) as their primary functional beverage accessing 90,000+ convenience store member locations in the U.S.

OVERVIEW

Flavor and convenience of a soft drink, function of a nutritional supplement

At Hangobi, we're seeking to redefine healthy, functional beverages by introducing the one of the first "daily multivitamins" in a can. And did we mention it's delicious?


SOFT DRINK
FLAVOR +
NUTRITIONAL SUPPLEMENT
FUNCTION
50-60 CALORIES PER CAN
6 POWERFUL INGREDIENTS
ESSENTIAL
hangobi
FOR RECOVERY
DRINK HANGOBI FOR
WORK / STUDY
WORKOUT
ENDURANCE
SOCIAL
ENERGY BOOST
THIRST

Through our three plant-based flavor options all focused on effective, natural recovery– we've got you covered, whether you're running a marathon or simply trying to push through the 2 pm lull:

- Essential: clarity & balance
- Wake: energy & focus
- Calm: relaxation & stress relief

Focusing on whole, natural, plant-based, and recognizable ingredients, Hangobi fulfills daily vitamin intake while alleviating dehydration, nausea, headaches, lack of focus, and stress. With Hangobi, you can stay after what you want.


From dawn til dusk
Hangobi has your back
MORNING
ALL DAY
EVENING
hangobi
ENERGY + FOCUS
WAKE
lemon +
cayenne +
blood orange +
l-theanine
hangobi
CLARITY + BALANCE
ESSENTIAL
ginger +
turmeric +
cardamom +
ashwagandha
hangobi
RELAXATION + STRESS RELIEF
CALM
tart cherry +
elderberry +
chamomile +
valerian root

THE PROBLEM & OUR SOLUTION

Bringing "daily supplements" to the mainstream market - all in a 12oz can

Competing on the field or at the office can be draining. Before Hangobi, there wasn't a reliable option to replenish and rejuvenate. We set out to make a beverage that tasted great and had the nutritional chops to make us feel great too.

Hangobi provides convenient, plant-based recovery by combining top daily supplements in one great-tasting beverage that works right away.

Don't compromise with your beverages

we believe ***Hangobi has it all***

	hangobi	SOFT DRINKS	SPORTS DRINKS	ENERGY DRINKS	HEALTH DRINKS	SELTZERS
Low Sugar	✓				✓	✓
No High Fructose Corn Syrup	✓				✓	✓
No Synthetic Additives	✓				✓	✓
No Artificial Flavoring & Coloring	✓				✓	
Functional	✓		✓	✓		
Health-Benefit	✓				✓	
Taste-Benefit	✓	✓				✓
Multiple Power Ingredients	✓					
Sparkling	✓	✓		✓		✓
Plant-Based	✓				✓	
Affordable	✓	✓	✓	✓		✓

Each can boasts six powerful plant-based ingredients – most competitors have only one. We've selected the healthiest ingredients from adaptogens and amino acids to antioxidants and anti-inflammatories. Our proprietary vitamin B complex delivers 7 B-vitamins at 100% daily value for balanced recovery.


Everything you need,
in every sip
VITAMIN B COMPLEX
For Cell Health
GREEN TEA EXTRACT
For Antioxidants
L-TYROSINE
For Brain Boost
RHODIOLA ROSEA
For Stress Reduction
LION'S MANE
For Inflammation
L-THEANINE / WAKE
ASHWAGANDHA / ESSENTIAL
VALERIAN ROOT / CALM
For Functional Benefits
CALM
hangobi
FOR RECOVERY
THE HANGOBI DIFFERENCE
ADAPTOGENS
AMINO ACIDS
ANTIOXIDANTS
B VITAMINS
LIGHTLY CARBONATED
PLANT BASED

Hangobi supports those that work hard, play hard, and stay in the game.


Purpose built for
your active lifestyle
hangobi


Effective & Delicious Daily Recovery
for those who stay in the game
Athletes + Weekend Warriors
Hangobi serves athletes – whether pro level or pick up or anything in between. With power ingredients for a focused mind, plant-based recovery, and natural energy, Hangobi keeps you at your best – on and off the pitch.
HYDRATION + RECOVERY
Work Hard + Play Hard
Life can be busy and stressful. There are those who pack everything they can into each day, and need help balancing it all out. Enter Hangobi, the perfect beverage for an active day and an active life.
NATURAL ENERGY + FOCUS
Active + Health Conscious
Let's face it – we care more about what we consume now more than ever. Hangobi has you covered with all-natural power ingredients from adaptogens to amino acids with all sorts of beneficial properties.
PLANT-BASED + WELL-ROUNDED
Nights out + Nights in
For nights out that strain the next day or nights in to get a boost on your week, Hangobi has the flavor and function to supercharge your evening – curled up with a good book or out at the bars.
AMINO ACIDS + ANTIOXIDANTS

We drive retail and online sales through our website (hangobi.com), Amazon, social media, and an all-star team of Hangobi partners.

Pros love Hangobi
for keeping them in the game


hangobi
THE DRINK THAT KEEPS
FOYE OLUOKUN
FOCUSED AND ALERT
HOW VANESSA DEMOPOLOUS
STAYS DANGEROUS
THE DRINK THAT KEEPS
ROB PANNELL
CALM AND COLLECTED
THE DRINK THAT KEEPS
MEREDITH SPECK
GOAL HUNGRY
THE DRINK THAT KEEPS
JALEN TURNER
READY FOR ANYTHING
THE DRINK THAT KEEPS
FRANCIS & GUILIO
COOL ON STAGE

OUR PARTNERS ARE AFFLIATED WITH

Hangobi has made strategic and enterprise-accelerating partnerships with professional athletes Rob Pannell (PLL), Foye Oluokun (NFL), Meredith Speck (NWSL), and a group of top-performing UFC Competitors (Vanessa Demopoulos, Jalin Turner, Terrance McKinney, Chris Guttierez, Claudio Puelles, and Alex Perez). Our team legitimizes the nutritional benefits of Hangobi and gives our consumers a clear reason to trust our products.

THE MARKET & OUR TRACTION

We believe Hangobi is positioned to be a market leader

Despite the huge growth trends in "better for you" consumer decisions, we do not believe the functional beverage segment has a market leader. The U.S. functional beverage market alone was worth $49.9 billion in 2021, growing at a 9.4% CAGR until 2030 (source).

We believe Hangobi could be that market leader - the next big player in recovery.

Hangobi is a new type of product that fits between low-effectiveness functional beverages (LifeAid / Vybes) and dietary supplements on the health spectrum. In our view, Hangobi is the clear option for reliable nutrition that ***actually*** makes a difference, and tastes great.

In the growing functional beverage market,
Hangobi has the ingredients to lead


EXISTING PLAYERS
LIFEAID | VYBES | RECESS | KIN EUPHORICS
These products have just one single "beneficial ingredient" to separate themselves from soft drinks, but not enough to have a meaningful daily impact
hangobi
HANGOBI
6 POWER INGREDIENTS
DRINK DAILY
We are redefining functional beverages by actually delivering a consistent and recognizable positive impact on our consumers

With a revenue of $50.9k+ ($43.4k online, $6.0k in retail, $1.5k in events) in ~6 months since launch, a series of high-profile partnerships, and an expanding retail footprint, we aim to lead this growing segment.

Most functional beverages offer just a single beneficial ingredient and have a weak flavor profile, resulting in a poor overall beverage experience. Hangobi, however, brings together 6 power ingredients that deliver tangible recovery, coupled with a delicious flavor and tasting experience.

We have a strong SEO presence with no keyword confusion (we are the only Hangobi). We've been covered by leading publications including BevNET, US Weekly, People Magazine, In Touch Magazine, Yahoo Finance, iHeart Radio, and many more articles detailing our product merit and CEO backstory.


FEATURED IN
BEVNET
PURIST
AN ADVENTURE IN WELLNESS
InTouch
Us
businesswire
yahoo! finance
hangobi


People love Hangobi
"I stopped drinking coffee because I found something better."
– LIZ B.
"Hangobi Essential keeps me locked and loaded all day – the more I drink, the more focused I am."
– AUGUST K.
"I'm a big triathlete and started to use hangobi as my pre-post training beverage. My performance has improved."
– RON O.

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We are now in 121+ independent stores in NYC alone (over just 3 months of selling since June 2022, 1.6 cases per location, 39 total reorders, with several locations 3+ reorders), and we've been selected by the AATAC (Asian American Trade Associations Council) the largest independent convenience store trade association in the US, with 90k+ members (source).

We're growing fast


100+ RETAIL LOCATIONS
And counting...
MANHATTAN
Rikers Island
Hoboken
Jersey City
New York
QUEENS

**source*

We have gained all this traction without the launch of our much desired, third flavor "Calm", which was released to the market on August 16th, 2022. We anticipate the launch of this flavor to drive a high reorder rate from existing customers and unlock our "variety pack" which has been unavailable until Calm was ready. Further, from a retail perspective, we can now have 3 "facings" or can displays that can protect our position on the shelf.

WHY INVEST

Our goal is to redefine the functional beverage industry

Our vision for Hangobi is to become the leading functional beverage in the country.

Disruptive beverage brands succeed
we believe Hangobi will too


PRIMARY BEVERAGE SUB CATEGORIES
Disruptors
OLIPOP $199M+
POPPI $70M+
BANG $231M+
CELCIUS $5.6B+
SUPER COFFEE $500M+
BLACK RIFLE COFFEE CO. $1.9B+
LEMON PERFECT $100M+
MUD / WTR $146M+
SPINDRIFT $200M+
SANZO $50M+
LIQUID DEATH $500M+
HINT $200M+
RECESS $60M+
Category
SODA
ENERGY
COFFEE
ENHANCED WATER
SELTZER
WATER
FUNCTIONAL
Legacy
COKE PEPSI
REDBULL MONSTER
STARBUCKS DUNKIN DONUTS
SMARTWATER ESSENTIA
POLAND PERRIER
DASANI PURIFINA
LIFEAID PEDIALYTE

We’re on track to become a recognizable household name that is sold online and in retail locations nationally. We’ve already built strong online traction (14k+ followers, $43.4k sales online) and are seeing exceptional retail trends in our 121+ locations (and counting). Our high initial store count is supported by strong in-store performance, notably cases per store (1.6x, *12 units in a case*) and in reorders (32 reorders to date).

We canned ***natural recovery***


hangobi
HYDRATION
ENERGY + FOCUS
METABOLISM
hangobi
STRESS RELIEF
NATURAL RECOVERY
CLEANSE
hangobi
Sunrise in a can
Refreshment in a can
Sunset in a can

In our view, the time for Hangobi is now, given:

- Differentiated product set to redefine functional beverage market as first “daily multivitamin” in a can.
- Our proven product traction both online and in retail with $50.9k+ in overall revenue and a 44% reorder rate the last 90 days, 121+ retail locations, and a fast-paced trajectory in either category.
- High-growth financial profile and achievable market expansion opportunity across the U.S.
- High repeat orders (both online and in retail) and growing subscription base wide-ranging brand engagement and professional partnerships across the NFL, PLL, NWSL, and UFC.
- Strong brand recognition in national media outlets like BevNET, US Weekly, InTouch Magazine, People Magazine, and Yahoo Finance.

Join our mission in bringing flavor and function to beverages across the nation, and becoming the next leading functional beverage in a $49.9 billion industry (source).

Meet Our Team



Conrad Oberbeck

Co-Founder and Chief Executive Officer

6+ years of experience in corporate finance and investing across corporate and real estate verticals, 3 years as an analyst in Adam Spies and Doug Harmon's institutional investment sales group at Cushman & Wakefield, 3 years as an Associate/Senior Associate principal investing at Saratoga Investment Corp, Yale University Undergraduate, Major League Lacrosse Champion.



John Eric Oberbeck

Co-Founder and Chief Marketing Officer

10+ years of building culturally resonant, creatively differentiated brands from CPG to hospitality. Graduated Brown University with a BA in History and a focus in Visual Arts. Varsity Squash, Club Hockey, Soccer, and Lacrosse. Backpacked through 5 continents, ran Paris marathon, speaks French.

Offering Summary

Company	Hang Obi, Inc.
Corporate Address	22 King Street Apt 22, New York, NY 10014
Offering Minimum	$9,999.15
Offering Maximum	$1,069,999.83
Minimum Investment Amount (per investor)	$296.37

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,745
Maximum Number of Shares Offered	400,749
Price per Share	$2.67
Pre-Money Valuation	$8,010,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Previous Backer Bonus:

For any previous backers or investors in Hangobi, when you invest in this live offering you will receive an additional 5% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

Tier 1 | $650+

Invitation to Hangobi investor LinkedIn community and 20% off discount code to Hangobi.com.

Tier 2 | $1,300+

Receive 3% bonus shares, an invitation to Hangobi investor LinkedIn community, and a 20% off discount code to Hangobi.com.

Tier 3 | $5,000+

Receive 5% bonus shares, an invitation to Hangobi investor LinkedIn community, and a 25% off discount code to Hangobi.com.

Tier 4 | $10,000+

Receive 7% bonus shares, an invitation to Hangobi investor LinkedIn community, a 25% off discount code to Hangobi.com, one free T-shirt, and an hour with the founder.

Tier 5 | $25,000+

Receive 10% bonus shares, an invitation to Hangobi investor LinkedIn community, a 25% off discount code to Hangobi.com, one free T-shirt, and an hour with the founder.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hangobi will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.67 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $267. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow HANGOBI by Hang Obi, Inc to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Everybody needs their vitamins, why not get six, powerful, diversified vitamins, all at 100% daily value.

Introducing Hangobi, the drink that keeps you feeling good while tasting even better.

Hi, I’m Conrad Oberbeck and two years ago I noticed a radical need in the market for a product like Hangobi, but it didn’t exist, so I created it.

At Hangobi, our mission is to bring forward convenient, reliable, and transparent nutrition all of which focus on consumer habits and making the right, healthy decisions.

Satisfying the Hangobi community is always our top priority but having numbers to prove it is always a huge plus.

Right now, we are at a great moment at Hangobi as we start to see our growth curve really expand and that’s primarily driven by our new relationships we’re starting to build with branded retailers as well as distributors.

By the time you are seeing this, we have successfully launched our third flavor, Calm, alongside our existing two flavors, Essential and Wake, and have sold over $37k+ online, $6k+ in retail, and are in over 100 locations in NY and the 5 boroughs.

People are looking for tastier, healthier alternatives that have a clean ingredient profile and taste delicious, and they found Hangobi.

Retailers are reflecting this change in the marketplace by dedicating specific space on their shelves for products like Hangobi.

5 years ago, you only found water, sugar, and unhealthy beverages sitting on the shelves, today it’s time for a change, join us on this ride.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "HANG OBI INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF SEPTEMBER, A.D. 2021, AT 3:20 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4443588 8100
SR# 20213304095

Authentication: 204217046
Date: 09-21-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:20 PM 09/21/2021
FILED 03:20 PM 09/21/2021
SR 20213304095 - File Number 4443588

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HANG OBI INC.

(Pursuant to Sections 241 and 245 of the
General Corporation Law of the State of Delaware)

Hang Obi Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Hang Obi Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 14, 2020 under the name Hang Obi Inc.

2. That the Corporation has not received any payment for any of its stock.

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation is Hang Obi Inc. (the "***Corporation***").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 3500 South Dupont Hwy, in the city of Dover, county of Kent, Zip Code 19901. The name of its registered agent at such address is Incorporating Services Ltd.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is Five Million (5,000,000) shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law. this Certificate of Incorporation or the Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

* * *

4. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 241 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of September, 2021.

By: /s/ Conrad Oberbeck
Conrad Oberbeck, Chief Executive Officer

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 21 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 12, 2022.

SkyMirr
SkyMirr | *RF Technology To Better Our Lives*
https://skymirr.com/

Description of Business
At SkyMirr, we are developing Radio Frequency technology and products across multiple industries, including broadband wireless access and medical devices. We plan to use short-term revenue from the broadband wireless market to fund our long-term development of innovative cancer treatment. We are currently pre-market, with real customers already placing initial orders. We have multiple patents pending and more groundbreaking products in development.

Reasons to Invest

- We have developed RF technology with many key applications across multiple industries, and we are engaging in opportunities for both short-term and long-term growth.
- The global 5G RF/antenna market was valued at $280.2 million as of 2020 and is growing at a CAGR of 54.7% (Source). Meanwhile, the cancer therapy market was valued at $158 billion in 2020, with a CAGR of 9.15% (Source).
- We already have an agreement in place with CCL Group to supply innovative advanced RF technology products to improve wireless communication and performance across 21 countries in East and Central Africa (Source). We've also received our first PO from SB-Solutions for RF-based biomedical products.

Team
Dr. Eric (Youngmin) Jo, Ph.D.: Chief Executive Officer, President, Treasurer, and Director, LinkedIn
Dr. Christopher Morton, Ph.D.: Director and Corporate Secretary, LinkedIn

HANGOBI by Hang Obi, Inc
Hangobi | *Hangobi | Hangobi: your go-to, delicious, plant-based daily multivitamin in a can.*
https://hangobi.com/

Description of Business
Hangobi is a delicious daily multivitamin in a can. We are seeking to be your primary recovery solution for working out, in the office or socializing with your friends. We believe we are a fast-growing company with $50.9k+ in overall revenue since late February 2022. In our view, our strong performance is supported by an established online presence with a high reorder rate (44% last 90 days) and a rapid expansion of our retail footprint with over 114 independent stores in New York City since June 2022.

Reasons to Invest

- By combining delicious natural flavor with a reliable and recognizable impact, Hangobi is one of the first all-in-one "daily multivitamins" in a can. Feeling good never tasted so good.
- We have strong traction online and exceptional retail trends. Online: 14k+ social media followers, videos with 50k+ views, $43.4k sales on Shopify and Amazon, 44%+ reorder rate over the last 90 days. Our physical presence: 121+ locations in NYC and counting since June 2022. Keynote partnerships projected in September 2022 will kickstart a high-velocity sell-through of our inventory in Q4 2022.

- The $49.9B functional beverage market is booming but fragmented (source). We believe Hangobi is positioned to capitalize on this by combining a robust brand presence with reliable retail relationships. We were selected by AATAC (Asian American Trade Associations Council) as their primary functional beverage accessing 90,000+ convenience store member locations in the U.S.

Team
Conrad Oberbeck: Co-Founder and Chief Executive Officer, LinkedIn
John Eric Oberbeck: Co-Founder and Chief Marketing Officer, LinkedIn

Nuttin Ordinary
Nuttin Ordinary | *Crafting Premium Plant-Based Food With Integrity*
https://www.nuttinordinary.com/

Description of Business
Nuttin Ordinary® is a premium cheese & food company that is 100% plant-based, breaking new ground in the vegan cheese market. We use cashews, quality natural ingredients, and age-old craft cheese fermentation techniques to create delicious, clean & simple ingredient 100% plant-based food. Our products are available in a variety of locations across the Northeast, and we are ready to scale.

Reasons to Invest

- Using our proprietary craft fermentation process, we created a delicious, premium, plant-based cheese, using only clean and simple ingredients.
- The plant-based food market is valued at $7 billion and includes over 100 million Americans (Source).
- We own our own proprietary manufacturing process and have proven market fit in multiple channels including; Whole Foods, Direct to Consumer Websites, Wegman's, FreshDirect, MarketBasket, and Local Co-Ops & Natural Food Stores.

Team
Joshua Velasquez: Chief Executive Officer / Director, LinkedIn
Adam Hamilton: Chief Operating Officer / Director, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive*™
https://smartiops.com/

Description of Business

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products

direct-to-consumer and healthcare products.

- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | Signal-Boosting Smartphone Cases
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led

- [illegible] has secured [illegible] patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the

worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly

Lumilly | *Stories for tomorrow's generation, told by today's leaders.*

https://lumilly.com

Description of Business

Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team

Aaron Naft: Founder – LinkedIn

Chloe Cunagin: Founder – LinkedIn

Set Jet

Set Jet | *Ready? Set, Jet!*

https://setjet.com

Description of Business

Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team

Thomas P Smith: CEO, President and Director – LinkedIn

William R Smith III (Trey): COO, Secretary and Director – LinkedIn

BEEN REVIEWED OR VERIFIED BY STARTENGINE AND STARTENGINE MAKES NO GUARANTEES WITH REGARDS TO THE COMPLETENESS, ACCURACY OR TIMELINESS OF THE INFORMATION. INVESTORS SHOULD NOT RELY ON INFORMATION CONTAINED ON THIS PAGE IN MAKING ANY INVESTMENT DECISION.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.
Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. No broker-dealer or intermediary involved in offering except for Florida, where Dalmore Group LLC is participating as broker-dealer of record. StartEngine is not currently accepting investments from WA and TX. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risks associated with this offering.